So
3/6/03 AB

03014153

SECURIT[IES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 18318

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BARRY MURPHY & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 SUMMER STREET
(No. and Street)

BOSTON, MASSACHUSETTS 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY W. MURPHY 617-426-1770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARIL & SMITH, CPA'S, INC.
(Name — *if individual, state last, first, middle name*)

10 STATE STREET (Address) WOBURN, (City) MASSACHUSETTS (State) 01801 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 4/3

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY W. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARRY MURPHY & COMPANY, INC., as of DECEMBER 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

~~PRESIDENT~~ Chairman

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) INDEPENDENT AUDITOR"S REPORT ON INTERNAL ACCOUNTING CONTROLS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRY MURPHY & COMPANY, INC.

ANNUAL AUDITED REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002

BARRY MURPHY & COMPANY, INC.

ANNUAL AUDITED REPORT

FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

BARIL
SMITH

CERTIFIED PUBLIC ACCOUNTANTS, INC.

10 State Street
Woburn, MA 01801
(781) 938-6855
Fax (781) 933-4765

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Barry Murphy & Company, Inc., Boston, Massachusetts

We have audited the accompanying statement of financial condition of Barry Murphy & Company, Inc. as of December 31, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barry Murphy & Company, Inc. as of December 31, 2002, and the changes in its net assets and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained on Pages 13-17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baril & Smith

Baril & Smith C.P.A.'s, Inc.
Woburn, Massachusetts
February 20, 2003

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

ASSETS

	Allowable	Non-Allowable	Total
Cash	$152,130		$152,130
Receivables from brokers or dealers: Other	29,711		29,711
Receivables from non-customers		60,000	60,000
Securities and spot commodities owned, at market value: Other securities	3,870		3,870
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		49,390	49,390
Other assets		7,842	7,842
Total assets	$185,711	$117,232	$302,943

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES

	A.I. Liabilities	Non-A.I. Liabilities	Total
Accounts payable, accrued liabilities, expenses and other	$51,222	$17,469	$68,691
Total liabilities	$51,222	$17,469	$68,691

OWNERSHIP EQUITY

Corporation:	
Common stock	$ 12,000
Additional paid-in capital	71,263
Retained earnings	150,989
Total	234,252
Total ownership equity	234,252
Total liabilities and ownership equity	$302,943

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2002

STATEMENT OF INCOME

REVENUE

Commissions on transactions in exchange listed equity securities executed on an exchange	$ 639,143
Other revenue	48,331
Total revenue	$ 687,474

EXPENSES

Salaries and other employment costs for general partners and voting stockholder officers	$ 108,079
Other employee compensation and benefits	248,893
Interest expense	4,359
Regulatory fees and expenses	31,436
Other expenses	278,630
Total expenses	$ 671,397

NET INCOME

Net income before federal income taxes and items below	$ 16,077
Provision for income taxes	7,100
Net income after federal income taxes and extraordinary items	$ 8,977

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE RE

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Balance, beginning of period	$ 225,275
Net income	8,977
Balance, end of period	$ 234,252

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES:	
Net income	$ 8,977
Adjustments to reconcile net income to net cash used by operations:	
Depreciation	15,187
Deferred income taxes	2,900
Unrealized depreciation on investment	3,007
Decrease in:	
Commissions receivable	12,342
Security deposits	1,771
Increase (decrease) in:	
Accounts payable	(68,044)
Accrued expenses and payroll taxes	2,175
Net cash used by operating activities	(21,685)
INVESTING ACTIVITIES:	
Purchase of marketable security	(6,877)
Purchase of equipment	(3,750)
Net cash used by investing activities	(10,627)
FINANCING ACTIVITIES:	
Advances to shareholder	(60,000)
Repayment of obligation under capital lease	(12,440)
Net cash used by financing activities	(72,440)
Net decrease in cash	(104,752)
Cash beginning of the year	256,882
Cash end of the year	$ 152,130

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - Summary of significant accounting policies

Description of business

Barry Murphy & Company, Inc. is engaged in the business of providing discount brokerage services. The Company does not directly hold accounts for its clients and operates on fully disclosed basis.

Accounting policies

The Company's policy is to prepare its financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and often involve the utilization of estimates. Consequently, financial statement items do not necessarily represent current values.

The significant accounting policies utilized by the Company are described below:

Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Clearing agreement

The Company has a clearing agreement with National Financial Services, LLC, whereby, National Financial Services, LLC clears transactions for Company customers and carries the accounts of such customers on a fully disclosed basis as customers of National Financial Services, LLC. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, hold cash or securities in connection with such transactions.

Security transactions and recognition of income

Security transactions and the recognition of related income and expense are recorded on a trade date basis.

Cash and cash equivalents

The Company has established a policy of defining cash equivalents as all highly liquid investments with a maturity of three months or less.

The Company maintains a $75,000 cash escrow as part of a clearing agreement with a financial services company and a $16,600 escrow held in a depository account with a regulatory agency for purposes of future registration requirements.

Note 1 - Summary of significant accounting policies - continued

Property and equipment and depreciation

Property and equipment are stated at cost. Depreciation is recorded on an accelerated and straight-line basis over the estimated useful lives of the assets for financial statement purposes.

Income taxes

Deferred income tax assets and liabilities arise from temporary differences between the financial reporting and tax basis of assets and liabilities that result in net taxable or deductible amounts in future periods. Deferred income taxes are classified as current or noncurrent, depending on the classifications of the assets and liabilities to which they are related. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital was $121,440, at December 31, 2002. The Company's net capital ratio was .42 to 1 at December 31, 2002, while the maximum allowable ratio is 15 to 1.

Note 2 - Related party transactions

The loan to the shareholder at December 31, 2002 consists of a non interest-bearing loan, due on demand.

Note 3 - Capital lease

The Company leases telephone equipment, computer systems and office equipment under capital leases. The leases require annual rentals through October 2005.

The Company is accounting for the lease transactions as purchases. Accordingly, the accompanying financial statements include:

1. The unpaid balance of the obligation under the capital lease, net of prepaid interest.
2. The fair value of the leased property as assets.
3. Charges to income:
    a. Amortization, which amounted to $10,393 in 2002 and is included with depreciation expense.
    b. Interest costs are calculated at rates ranging from 11% to 16%.

Note 3 - Capital lease, continued

The following is a schedule, by years, of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of December 31, 2002.

Year	Amount
2003	9,195
2004	2,605
2005	1,953
	13,753
Less: Amount representing interest expense	(1,784)
Present value of minimum lease payments	$11,969

Note 4 - Income taxes

The provision for income taxes for the year ended December 31, 2002 is as follows:

Federal:	
Current tax	$4,200
Deferred tax	100
	4,300
State:	
Deferred tax	2,800
	$7,100

The principal sources of temporary differences are the differences between book and tax depreciation. The Company has utilized all of its remaining federal net operating loss carry forward in 2002. The Company has a state net operating loss carry forward of approximately $20,000 to reduce future state income.

At December 31, 2002, the deferred tax asset and liability accounts consisted of the following components:

Deferred tax assets:	
Net operating loss carry forward	$ 2,000
Deferred tax liability:	
Depreciation	(5,500)
Net deferred tax liability	$(3,500)

Note 5 - Commitment

The Company rents its office facilities under a noncancellable operating lease which expires on April 30, 2003. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expense on a prorata basis over a base year. Rental expense for leased premises for the year ended December 31, 2002 was $61,484. Future lease commitments are $21,000 in 2003.

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$234,252
Total ownership equity qualified for net capital	234,252
Capital lease	5,000
Total capital and subordinated liabilities	239,252
Total non-allowable assets from statement of financial condition	117,232
Net capital before haircuts on securities positions	122,020
Contractual securities commitments	(580)
Net capital	$121,440

Read Accompanying Notes and Accountants' Report

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 3,417
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
Net capital requirement	50,000
Excess net capital	71,440
Excess net capital at 1000%	$116,318

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$51,222
Total aggregate indebtedness	51,222
Percentage of aggregate indebtedness to net capital	.42

BARRY MURPHY & COMPANY, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2002

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

(k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: National Financial Services, LLC

BARRY MURPHY & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION

UNDER RULE 15c3-1 WITH BROKER'S REPORT

AS OF DECEMBER 31, 2002

Net capital per FOCUS Part IIA submitted by Broker	$156,156
Decrease in allowable assets	(25,000)
Decrease in non-allowable assets - deferred tax asset and depreciation	(5,640)
Increase in allowable liabilities	(4,076)
Net capital per audited FOCUS Part IIA	$121,440

BARRY MURPHY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2002

Differences between the Audited Computation of 15c3-3 Reserve Requirement and the broker dealer's correspondence of un-audited Focus IIA are as follows:

Net capital per FOCUS Part IIA	$156,156
Adjustments made in Audited Focus Report:	
Reduction in receivables - other	(25,000)
Reduction in deferred tax asset	(4,900)
Increase in accrued taxes payable	(4,200)
Increase in accumulated depreciation	(739)
Decrease in accruals	123
Net capital per audited FOCUS Part IIA	$121,440

BARIL
SMITH

CERTIFIED PUBLIC ACCOUNTANTS, INC.

10 State Street
Woburn, MA 01801
(781) 938-6855
Fax (781) 933-4765

INDEPENDENT AUDITOR'S REPORT

ON INTERNAL CONTROL

REQUIRED BY SEC RULE 17 A-5

To the Shareholder of
Barry Murphy & Company, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Barry Murphy & Company, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Barry Murphy & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Shareholder of
Barry Murphy & Company, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baril & Smith
Woburn, Massachusetts
February 20, 2003